Exhibit 99.1

ABN 82 010 975 612

Progen Pharmaceuticals Announces Fiscal 2007 Financial Results

- Positive Phase 2 Clinical Trial Results from PI-88 in Liver Cancer and $92.4, million in Raised Capital Highlight the Year -

Brisbane, Australia.  23 August 2007: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today released its financial results for the fiscal year ended 30 June 2007.

Fiscal 2007 Corporate Highlights

•                  Announced positive results from a Phase 2, 172 patient, post-resection liver cancer trial for P1-88 that support moving into a multi-national registration-directed Phase 3 trial;

•                  Raised a net total of $92.4 million through various fundraising activities, which provides Progen with additional working capital to fund the Phase 3 clinical development of PI-88 in post-resection liver cancer, conduct additional clinical trials of PI-88 in other indications and further develop other product candidates;

•                  Completed a royalty-buy-back negotiation with Medigen Biotechnology Corporation (Medigen) resulting in the conclusion of the Strategic Alliance between the two companies, which provides Progen with maximum flexibility and the opportunity to more rapidly develop and commercialise PI-88;

•                  Continued efforts on the Company’s Phase 2 PI-88 prostate and melanoma trials with results expected in the first half and second half of calendar 2008, respectively;

•                  Completed Phase 2 Non-Small Cell Lung Cancer trial with results due by the end of the third quarter in calendar 2007;

•                  Received a grant of up to $4.6 million through the Australian Government’s Pharmaceuticals Partnerships Program that will be used towards PI-88’s research and development costs;

•                  Expanded senior management team and established leading international clinical advisory board of liver cancer specialists to support the clinical development and  commercialisation of PI-88 in post-resection liver cancer

•               Selected lead candidates for our drug discovery program focused on developing inhibitors of heparin binding proteins, and presented animal data at the American Association of Cancer Research meeting.  Progen expects to submit an Investigational New Drug application to the FDA by the end of the calendar year 2008.

“This past fiscal year was the most significant and successful in Progen’s history,” said Justus Homburg, Chief Executive Officer of Progen Pharmaceuticals.  “Our positive Phase 2 results for PI-88 in liver cancer, combined with our considerable fundraising efforts, have effectively positioned us to initiate our Phase 3 Trial during this calendar year and continue aggressively pursuing the development, registration and commercialisation of PI-88.  At the completion of the trial, we expect to have a registration package for PI-88 in over a dozen countries.”

Fiscal 2007 Financial Results:

Progen’s operating loss for the year ended 30 June 2007 was $22.5 million, as compared to $7.6 million in 2006.  The operating loss from continuing operations, excluding the non-recurring compensation of $11.7 million paid to Medigen in 2007, amounted to $10.7 million, as compared to $7.0 million in 2006, representing a 53.6 percent increase from last year. Of the $11.7 million paid to Medigen, $11.4 million was non-cash and included equity payments and the return of our investment in Medigen.

The operating loss includes expenses of $2.2 million, as compared to $369,000 in 2006 for costs associated with preparations for the Phase 3 development of PI-88, including regulatory, additional animal studies and manufacturing.

Fiscal 2007 revenue and other income totaled $3.8 million, as compared to $2.8 million in 2006, a 33.9 percent increase.  This increase was due to a 41.2 percent increase in revenue from a previously received Australian government grant, and a 58.3 percent increase in interest income due to increased funds on deposit following the Company’s capital raisings.

* All figures quoted above are in Australian dollars.

About Progen: Progen Pharmaceuticals Limited is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

Progen Information:
Linton Burns	Noreen Dillane
Progen Pharmaceuticals Limited	Progen Pharmaceuticals Limited
T: +61 7 3842 3333	T: +61 7 3842 3333
E: lintonb@progen-pharma.com	E: noreend@progen-pharma.com

Media and Investor Relations Australia:
Rebecca Piercy	Rebecca Wilson
Buchan Consulting	Buchan Consulting
T: +61 2 9237 2800 / 0422 916 422	T: +61 417 382 391
E: rpiercy@bcg.com.au	E: rwilson@bcg.com.au

Media Relations USA:	Investor Relations USA:
Robert D. Stanislaro	Evan Smith
FD	FD
T:212-850-5657	T: 212-850-5606
E: robert.stanislaro@fd.com	E: evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations.  These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Stock Exchange and the United States Securities and Exchange Commission.  Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

23 August 2007

PRELIMINARY FINAL REPORT: 30 JUNE 2007

The following information is provided to the ASX under Listing Rule 4.3A.

1. The Board of Progen Pharmaceuticals Limited announce the results of the Company for the year ending 30 June 2007 including comparative information for the year ending 30 June 2006. The results as reported have been audited.

2. RESULTS FOR ANNOUNCEMENT TO THE MARKET

Revenue from ordinary activities	Up 33.9% to $3,779,000.

Loss from ordinary activities after tax attributable to members	Loss up by 195.1% to $22,454,000.

Loss for the period attributable to members	Loss up by 195.1% to $22,454,000.

Explanation of the loss from ordinary activities for the period attributable to members

The loss from ordinary activities includes $11.7 million in non-recurring payments made to Medigen Biotechnology Corporation under the terms of an agreement concluding the strategic alliance between the two companies. Refer to Note 10 of the Financial Statements for further details.

Dividends	The Company has not declared nor paid any dividends.

Net Tangible Assets per security	Net tangible assets per share at 30 June 2007 amounted to $1.65 (2006: $0.44).

Please refer to the Directors’ Report and Financial Statements for an explanation of these results and further information required to be released in accordance with ASX Listing Rule 4.3A.

Linton Burns
Company Secretary

PROGEN PHARMACEUTICALS LIMITED

ABN:  82 010 975 612

FINANCIAL REPORT

FOR THE YEAR ENDED
30 JUNE 2007

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

Your directors present their report on the Company for the year ended 30 June 2007.

1.              Directors

Mr T Justus Homburg, Mr Stephen Chang, Prof John Zalcberg, Dr Mal Eutick and Mr Patrick Burns were directors of Progen Pharmaceuticals Limited during the whole of the financial year and up to the date of this report.

Dr Stanley Chang resigned from the board of directors of Progen Pharmaceuticals Limited on 16 January 2007.  His resignation revoked the appointment of Mr Eugene Cheng as his alternate to the Progen board of directors.

Mr Linton Burns was the Company Secretary during the whole of the financial year and up to the date of this report.

2.              Dividends

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend for the year ended 30 June 2007 (2006: $Nil).

3.              Results and Review of Operations

Company Overview

The principal activities of Progen Pharmaceuticals Limited during the year continued to be:

1.              Discovery, research and development of potential biopharmaceutical therapeutics for the treatment of human diseases; and

2.              The provision of contract services related to the process development, manufacture and quality assurance of biological products.

The Company’s objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of small molecule-based therapeutics for cancer and other serious diseases.

Our two operating divisions are Research and Development (R&D) and Biopharmaceutical Manufacturing.

Operating and Financial Review

Operating Results for the Year

To be read in conjunction with the attached Financial Report.

The overall operating result for the year ended 30 June 2007 was a loss of $22.454 million, being an increase of 195.1% over the prior year loss of $7.609 million.

The financial results of the year reflect the progress made with the development and commercialisation of our lead product candidate, PI-88 and the unwind of the strategic alliance agreement with Medigen Biotechnology Corporation

In December 2006 we announced positive preliminary results from our Phase 2, 172 patient, post-resection liver cancer trial. The final results from this trial were announced in April 2007 with those results confirming the December 2006 preliminary results.

With the release of these results the Company implemented a capital raising plan from which a net $92.4 million was raised. The funds raised provide additional working capital to primarily fund the conduct of the Phase 3 clinical development of PI-88 in post-resection liver cancer, the conduct of trials of PI-88 in other indications and the development of other product candidates.

In January 2007 we announced that we had agreed terms with Medigen Biotechnology Corporation to conclude the strategic alliance between the two companies. The strategic alliance required Medigen to undertake and complete certain clinical trials of PI-88. On completion of these PI-88 clinical trials, Medigen was entitled to a 15% royalty on PI-88 proceeds of commercialisation received by Progen. Both parties agreed to end the strategic alliance to allow Progen to develop and commercialise PI-88 as rapidly as possible and with maximum flexibility.

In consideration for Medigen agreeing to end the strategic alliance, and thereby foregoing their entitlement to the 15% royalty, and to compensate Medigen for their contribution to the development of PI-88 Progen agreed to make certain cash and equity based payments to Medigen and to return the equity investment we had in Medigen. The 2007 financial impact of the compensation paid to Medigen amounted to $11.715 million. Refer to note 10 of the Financial Statements for further details.

With these positive Phase 2 results we commenced planning for the Phase 3 development of PI-88 in post-resection liver cancer. We expect to commence the Phase 3 post-resection liver cancer trial in the 4th quarter of calendar year 2007. The Company’s investment into the Phase 3 development of PI-88 in post resection liver cancer was the main reason for the increased R&D expenditure this financial year over prior years. Please see below for further analysis.

The operating loss from continuing operations excluding the non-recurring compensation paid to Medigen amounted to $10.739 million (2006: $6.990 million) representing a 53.6% increase from last year (see the table presented below).

	% Change	2007 $000	2006 $000
Operating loss from total operations	(195.1)	(22,454)	(7,609)
Equity based payments to Medigen	(100.0)	9,646	—
Impairment loss	(185.8)	1,769	619
Reimbursement of trial contribution	(100.0)	300	—
Operating loss from continuing operations	(53.6)	(10,739)	(6,990)

Total operating revenue was up 33.9% year on year at $3.779 million, the increase being attributable to the 41.2% increase in revenue from the Commercial Ready Grant $1.073 million this financial year and a 58.3% increase in interest income due to there being more funds on deposit following the Company’s capital raisings.

	% Change	2007 $000	2006 $000
Revenue
Research & Development	41.2	1,073	760
Manufacturing	1.7	920	905
Unallocated, including interest	54.4	1,786	1,157
Total Revenue	33.9	3,779	2,822

Research and Development (R&D)

The primary activities of the R&D division continue to be:

1.             The clinical development of the Company’s anti-cancer drug candidates PI-88 and PI-166; and

2.             The drug discovery program.

PI-88 is the Company’s lead product candidate. Our goal is to commercialise PI-88 as a cytostatic anti-cancer therapy, beginning with liver cancer and progressing into a range of other types of cancer. Cytostatic drugs are designed to stop tumours from spreading or recurring, as compared to cytotoxic drugs which are designed to destroy tumour cells, but which often have adverse effects in normal cells, leading to toxicity.  All PI-88 clinical trials are being conducted under an Investigational New Drug, or IND, application issued by the United States Food and Drug Administration, or FDA.

PI-166, the Company’s second oncology product candidate, is a novel combination of an active small organic chemical molecule and a delivery vehicle that directs and retains the active drug constituent at the tumour site. PI-166 is currently in a Phase 1b clinical trial for the treatment of inoperable, late stage, liver cancer. Based on interim data gathered to date, no drug-related side effects of PI-166 have been observed in patients enrolled in the trial.

The goal of our drug discovery program is to discover and develop novel small molecules based on the inhibition of carbohydrate-protein interactions involved in disease processes. The first class of novel compounds emerged from this program in late 2005. These compounds have been shown to inhibit heparanase and bind to the pro-angiogenic growth factors VEGF, FGF-1 and FGF-2. The compounds have been tested in several models of angiogenesis and demonstrated in vitro and in vivo anti-angiogenic activity and suitable pharmacokinetic profiles. We plan to optimise the compounds and conduct further research in relevant disease models before selecting lead compounds for formal toxicity studies and pursuing an IND leading to clinical development.

The drug discovery program is partially funded by a $3.394 million Australian federal government AusIndustry Commercial Ready grant.

The net investment in our Research and Development initiatives increased year on year by $2.784 million or 88.8% to $5.919 million due mainly to the following:

•                  The completion of long-term PI-88 animal toxicity studies. These studies commenced in the prior year, the incremental expenditure incurred in the current financial year totalled $903,000.

•                  Expenditures totalling $921,000 being incurred in planning for the Phase 3 development of PI-88 in post resection liver cancer including payments to consultants advising on study protocol and the transfer of the later stages of PI-88’s manufacturing process to a US FDA cGMP facility.

•                  Expenditure incurred on the Phase 2 trial of PI-88 and PI-88 in combination with dacarbazine in patients with advanced melanoma increased $570,000 as a result of increased patient recruitment and the $300,000 reimbursement to Medigen (refer to note 10 of the Financial Statements).

•                  An increase of $568,000 or 37.1% in our drug discovery expenditure due to work on optimising the selected lead compounds and the conduct of further research with these compounds in relevant disease models to test for activity. In addition patent application costs increased significantly year-on-year with one patent application reaching the national review phase.

Manufacturing

We operate a current Good Manufacturing Practice, or cGMP, certified pilot manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenue on a fee for service basis.  The facility also manufactures PI-88 and prepares PI-166 for all clinical trials that have been conducted to date.

During the 2007 fiscal year our facility manufactured sufficient quantities of the bulk-active PI-88 for the 150,000 or so vials required for the upcoming Phase 3 trial of PI-88 in post-resection liver cancer.  The final product finishing and packaging steps of the manufacturing process are executed by a US FDA cGMP approved facility.

External revenues earned by this division increased 1.7% to $920,000 in 2007 (2006: $905,000).  Several relatively large external fee generating contracts were signed during 2007 which will result in 2008 revenues being at a similar, or marginally higher level than 2007.

Liquidity

A net $92.4 million (net of transaction costs) was raised during the financial year through the issuance of approximately 17.6 million shares in the Company. The capital raisings encompassed:

•                  December 2006. An Australian institutional placement raising $20.0 million;

•                  February 2007. A share purchase plan raising $5.4 million;

•                  May 2007. A placement to US institutional and other investors raising $US32.8 million;

•                  June 2007. A rights entitlement offering raising $34.2 million; and

•                  During the course of the financial year the exercise of employee and consultant options totalling $227,000.

As a result of the above capital raisings the Company ended the financial year with cash and cash equivalents totalling $98.223 million compared with $15.872 million at the previous year-end.

Cash and cash equivalents at 30 June 2007 consisted of highly liquid interest bearing investments with maturities of 30 days. We believe that these investments do not constitute any material financial market risk exposure.

Cash Flows

Cash of $9.798 million was expended during the year to fund net operating activities. This is an increase of $3.278 million over the previous financial year and is commensurate with the increased investment in the development of PI-88 referred to above.

A further $254,000 was used to purchase plant and equipment, down from the $1.061 million in the previous year.

Funding Requirements

Currently there are no material commitments for capital expenditures. However, we expect to incur substantial future commitments in light of our oncology clinical programs and our drug discovery program. We are presently funding two Phase 2 multi-centre clinical trials of PI-88 and one Phase Ib clinical trial of PI-166, and are in the late stages of planning for the Phase 3 clinical trial development of PI-88 in post-resection liver cancer. We currently anticipate the Phase 3 development of PI-88 in post-resection liver cancer will commence during the fourth quarter of calendar year 2007.

We have outstanding expenditure commitments of $786,000 that are to be incurred over the next two years in relation to our current PI-88 Phase 2 clinical development programs by the end of which time all these trials are anticipated to have completed. Another, $30,000 is expected to be incurred in relation to  our current PI-166 Phase 1b trial during the next financial year. In addition, we currently anticipate commencing the Phase 3 development of PI-88 in post-resection liver cancer in quarter 4 of calendar year 2007. In order to conduct this multi-centre, multi-country trial in a timely and efficient manner we are engaging the services of third party vendors and increasing our head-count. As a result we anticipate the investment in our development efforts will increase significantly over the next three years.

Drug discovery is partially funded by a $3.394 million AusIndustry Commercial Ready grant. This grant is for three years funding from August 2005. As at 30 June 2007, the maximum remaining to be claimed under this grant amounted to $1.511 million, and the Company expects to contribute a similar amount to this effort over the next year until August 2008.

Under the terms of the agreement terminating the strategic alliance with Medigen Biotechnology Corporation we are obligated to pay a further $2.0 million by no later than January 2008 and up to $4.0 million on PI-88 achieving specified clinical and commercial milestones. Refer to note 10 of the Financial Statements for further details.

We are currently assessing our manufacturing options in relation to the commercial production of PI-88.  Options currently under consideration include an upgrade to the existing manufacturing facility to increase production capacity within FDA cGMP standards, or the construction of a purpose built facility.  If we proceed with either of these options a significant capital investment will be required.  This investment will be assessed against contracting PI-88 production out to a third party supplier whereby we lose control over production and pay commercial rates.

Future cash requirements will depend on a number of factors, including: the scope and results of preclinical studies and clinical trials, continued progress of our research and development programs, including our in-licensing activities, our ability to generate revenues from our contract manufacture services, our ability to generate revenue from the commercialisation of PI-88, PI-166 and our drug discovery platform, and the availability of other financing.

The Company estimates that current cash reserves, the recently awarded $4.6 million AusIndustry P3 grant, the remainder of the Commercial Ready grant and revenues from Manufacturing are sufficient to fully fund its on-going operations through to the completion of PI-88 Phase 3 development which is expected to take approximately 36 months from the date of this report.

4.              Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the Company during the year other than those matters that are stated in this report and the accompanying financial report.

5.              Significant Events after the Balance Date

There has not been any matter or circumstance, other than referred to elsewhere in this report, the financial statements or notes thereto, that has arisen since 30 June 2007 that has significantly affected, or may significantly affect:

•          the Company’s operations in future financial years; or

•                              the results of those operations in future financial years; or

•                              the Company’s state of affairs in future financial years.

6.              Likely Developments and Expected Results

The likely developments in the year ahead include:

1.                          Advancing the clinical development of PI-88 including the Phase 3 development of PI-88 in post-resection liver cancer and completing the current Phase 2 trials in non-small cell lung, melanoma and prostate cancers.

2.                          Continue the clinical development of PI-166 by concluding the current Phase Ib trial. Determine the future development or partnering of PI-166 based on the results of the current Phase Ib trial.

3.                          Continue to advance our drug discovery program with the objective of producing a new drug candidate with the potential to enter human clinical studies under a US FDA IND by the end of calendar year 2008.

4.                          To screen in-licensing and M&A opportunities to supplement the existing drug development pipeline.

With the upcoming Phase 3 development of PI-88 it is currently expected that our operating loss from continuing operations will increase substantial over the next three fiscal years.

The overall goal is to build a sustainable biotechnology company that has a well diversified and deep pipeline of drug candidates in development.

7.              Directors – Qualifications, Experience and Special Responsibilities

Mr Stephen Chang, B.Eng.

Executive Chairman

Mr Chang is a founding Director of the Company and has served as Chairman in the period from 1989 to 1994 and again since 1999. Mr Chang holds an engineering degree from the National Taiwan Ocean University. He served as Chairman of Taiwan-based Medigen Biotechnology Corporation during its inauguration.

Mr T Justus Homburg, BA MA DRS MBA

Managing Director

Mr Homburg was appointed Managing Director and CEO in March 2006 having joined the Company as COO in January 2006.  Mr Homburg, a Fulbright Scholar, holds an MBA from the University of Washington, a BA from Iowa State University, and did his graduate work at Southern Illinois University and The University of Utrecht. Prior to starting his MBA, he was a faculty member at The University of Michigan. His background includes over a decade in new technology commercialisation, strategic planning, corporate development and general management with Monsanto. Prior to joining the Company in January 2006 Mr Homburg spent three years as the CEO of the start-up biotechnology company, Chirogen Pty Ltd, based in Melbourne.

Prof John Zalcberg, M.B. B.S. Ph.D. FRACP OAM

Non-Executive Independent Director

Member of the Audit Committee

Professor Zalcberg, was appointed as a Non-Executive Director in May 1995. He is Professor/Director of the Division of Haematology and Medical Oncology at the Peter MacCallum Cancer Institute in Melbourne, Australia. Among his numerous professional positions, Prof. Zalcberg has served as president of the Clinical Oncology Society of Australia; is currently the Chairman of the Australasian Gastrointestinal Trials Group, and a member of the National Colorectal Cancer Care Surgery Working Party.  Professor Zalcberg was awarded the Medal of the Order of Australia in 2007 for his contributions to oncology research.

Mr Patrick Burns, B.A. LLB (Hons)

Non-Executive Independent Director

Member of the Audit Committee

Member of the Remuneration Committee

Mr Burns was appointed a Non-Executive Director in March 1999. Mr Burns holds a law degree from Harvard Law School. He is currently  a non-executive director of ChemGenex Pharmaceuticals Ltd (ASX:CSX); vice chairman of Euclid Systems Corp, an eye-care company; chairman of StablEyes Inc.,  a biotechnology company in the eye-care field; a director of Firm View Inc and an advisor to a number of early stage technology companies.

Dr Malvin Eutick, B.Sc. (Hons) Ph.D. OAM

Non-Executive Independent Director

Chairman of the Audit Committee

Member of the Remuneration Committee

Dr Eutick was appointed a Non-Executive Director in March 1999. Dr Eutick holds a science degree and a Ph.D. in biochemistry from the University of Sydney. He is a director of several private companies including TUTA Healthcare Pty Ltd and Pharmalab Pty Ltd. He has had a long association with the biotechnology industry and was awarded the Medal of the Order of Australia in 1995 for services to the industry.

Mr Linton Burns, B.A. Acc., ACA

Company Secretary and Chief Financial Officer

Mr Burns was appointed Company Secretary and Chief Financial Officer in August 2004. He has been a qualified Chartered Accountant for over 22 years. Before joining Progen, Mr Burns spent 5 years as Chief Financial Officer and Company Secretary for ASX listed biotechnology company BresaGen Limited.

8.              Particulars on Directors’ Interest in Shares and Options

As at the date of this report the directors’ interests in shares and options of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 were:

Director	Shares	Options
Stephen Chang	820,300	41,014
T Justus Homburg	27,778	531,389
Prof John Zalcberg	16,772	—
Patrick Burns	556	28
Dr Mal Eutick	17,693	885

9.              Directors’ Attendance at Board and Committee Meetings

The number of directors’ meetings held during the year and the number of meetings attended by each director were as follows:

			Audit committee
	Directors’ meetings		meetings
Name	A	B	A		B
Stephen Chang	10	10		*		*
T Justus Homburg	10	10		*		*
Prof John Zalcberg	10	10	5		6
Patrick Burns	10	10	6		6
Dr Mal Eutick	10	10	6		6
Dr Stanley Chang	3	7		*		*
Eugene Cheng (alternate director for Dr Stanley Chang)	—	—		*		*

Key:        A : Number of meetings attended

 B : Number of meetings held during the time the director held office or was a member of the audit committee

* : Not a member of the audit committee

10.       Remuneration Report (audited)

This Remuneration Report outlines the director and executive remuneration arrangements of the Company in accordance with the requirements of the Corporations Act 2001 and its Regulations. It also provides the remuneration disclosures required by paragraphs Aus 25.4 to Aus 25.7.2 of AASB 124 Related Party Disclosures, which have been transferred to the Remuneration Report in accordance with Corporations Regulation 2M.6.04. For the purposes of this report Key Management Personnel (KMP) of the Company are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the Company and includes the five executives in the Company receiving the highest remuneration.

A. Principles used to determine the nature and amount of remuneration

Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creating shareholder value.

The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices:

•                  competitiveness and reasonableness

•                  acceptability to shareholders

•                  performance linkage/alignment of executive compensation

•                  transparency

•                  capital management

Remuneration packages include a mix of fixed and variable remuneration and long-term based incentives.

Non-executive directors

Non-executive directors’ fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors’ fees are reviewed periodically by the Board.

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of the non-executive directors’ shall be determined from time to time by a general meeting of shareholders. The current aggregate fee pool limit is $300,000 which was approved by shareholders at the 2002 AGM.

Fees paid to non-executive directors’ were last reviewed on 1 July 2006 and amount to $60,000 per annum for each non-executive director. This is inclusive of board committee fees.

Retirement allowances are not paid to non-executive directors other than contributing compulsory superannuation to the directors’ fund of choice. The benefit forms part of the directors’ base fees.

Executive pay

The executive pay and reward framework has two components:

•                  fixed remuneration including base pay and benefits

•                  performance-linked remuneration

Fixed remuneration

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration consists of base remuneration, as well as employer contributions to superannuation funds. Executives are given the opportunity to receive their fixed base remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating additional cost for the Company.

Base pay for senior executives is reviewed annually through a process that considers individual performance and overall performance of the Company. A senior executive’s remuneration is also reviewed on promotion.

There are no guaranteed base pay increases included in any senior executives’ contracts.

The Company does not pay retirement benefits to any senior executives’ other than contributing compulsory superannuation to the senior executives’ fund of choice. This benefit forms part of the senior executives’ base remuneration.

Because Progen is a development stage company the Remuneration Committee does not provide long-term incentives based on the Company’s earnings.

In considering the consequences of the Company’s performance on shareholder wealth the Board have regard to total shareholder returns. In the Company’s case this consists of the movement in the Company’s share price and other capital management incentives. Given the current stage of the Company’s development we have never paid a dividend and currently have no intentions of doing so.

The following table shows the change in the Company’s share price and market capitalisation as compared to the total remuneration (including the fair value of options granted, but excluding termination payments) during the current financial year and the previous four financial years:

	2007	2006	2005	2004	2003
Share price at end of year	$4.60	$2.70	$2.69	$3.55	$0.76
Change in share price	$1.90	$0.01	$(0.86)	$2.79	$(0.25)
Market capitalisation at end of year ($m’s)	$273.3	$109.6	$109.1	$122.5	$22.9
Change in market capitalisation ($m’s)	$163.7	$0.50	$(13.4)	$99.6	$(1.7)
Total executive remuneration ($m’s)	$1.71	$1.36	$1.18	$1.30	$1.07

The graph below shows the movement in Progen’s share price and market capitalisation as at 30 June of each year for the past five years.

B. Details of remuneration of key management personnel

Table 1: Directors’ remuneration for the year ended 30 June 2007.

		Short term				Post employment	Share-based payment
Directors		Salary and fees	Cash bonus	Non monetary benefits		Super- annuation	Options	Total
		$	$	$		$	$	$
Stephen Chang	2007	298,950	—	—		25,648	—	324,598
Executive Chairman	2006	295,526	—	—		30,421	—	325,947
T Justus Homburg	2007	288,132	—	4,678	(2)	17,068	315,976	625,854
Chief Executive	2006	135,526	—	—		8,707	23,539	167,772
Lewis Lee(3)	2007	—	—	—		—	—	—
Chief Executive	2006	221,142	45,872	18,921	(2)	22,069	—	308,004
Prof John Zalcberg	2007	55,046	—	—		4,954	—	60,000
Non-executive	2006	49,312	—	—		4,438	—	53,750
Patrick Burns	2007	60,000	—	—		—	—	60,000
Non-executive	2006	53,750	—	—		—	—	53,750
Dr Mal Eutick	2007	55,046	—	—		4,954	—	60,000
Non-executive	2006	49,312	—	—		4,438	—	53,750
Dr Stanley Chang(1)	2007	32,630	—	—		—	—	32,630
Non-executive	2006	53,750	—	—		—	—	53,750
Eugene Cheng(1)	2007	—	—	—		—	—	—
Alternate, non-executive	2006	—	—	—		—	—	—

(1) Resigned 16 January 2007.

(2)  Includes the reimbursement of motor vehicle expenses.

(3) Resigned 1 March 2006.

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2007.

	Short term			Post employment	Share-based payment
Other key management personnel		Salary and fees	Cash bonus	Super- annuation	Options	Total
		$	$	$	$	$
Linton Burns	2007	175,427	—	15,788	34,468	225,683
Company Secretary, CFO	2006	145,000	27,523	15,527	23,413	211,463
Anand Gautam(1)	2007	153,453	—	13,960	—	167,413
VP Research & Development	2006	113,211	—	10,189	—	123,400
Sarah Meibusch	2007	131,007	—	11,791	—	142,798
Director of Business Development	2006	95,000	4,987	8,999	—	108,986
Greg Orders(4)	2007	109,332	—	9,939	—	119,271
General Manager, Manufacturing	2006	100,004	—	9,000	—	109,004
Dr James Garner(2)	2007	71,667	—	6,629	—	78,296
V.P. Medical and Clinical Affairs	2006	—	—	—	—
Dr John Devlin(3)	2007	19,423	—	1,748	—	21,171
V.P. Manufacturing Operations	2006	—	—	—	—	—

(1) A Gautam was appointed 19 September 2005

(2) J Garner was appointed on 29 January 2007.

(3) J Devlin was appointed on 16 May 2007.

(4) G Orders resigned on 13 July 2007.

C. Service agreements

It is the Company’s policy that service contracts for executive directors and senior executives be unlimited in term but capable of termination on specified notice periods and that the Company has the right to terminate the contract immediately, by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

The service contract outlines the components of remuneration paid to the executive directors and senior executives but does not prescribe how remuneration levels are modified year to year. Remuneration levels are reviewed each year to take into account cost-of-living changes, any change in the scope of the role performed by the senior executive.

The current base remuneration, short-term incentive arrangements and termination notice periods included in the service agreements with executives are detailed below.

S Chang, Executive Chairman

•      Term of agreement – until next AGM where re-election in accordance with the Company’s Constitution is required.

•      Current base salary, inclusive of superannuation, of $305,200, last reviewed on 1 January 2005.

•      Provision of a motor vehicle, or payment of a motor vehicle allowance not exceeding $20,000.

•      Payment of termination benefit on early termination by the Company, other than for misconduct, equal to 13 weeks base salary.

T J Homburg, CEO and Managing Director

•      Term of agreement – unlimited, capable of termination on 6 months notice.

•      Current base salary, inclusive of superannuation, of $305,200, last reviewed on 31 March 2006.

•                  Short-term incentive per annum dependent on achievement of strategic and operational objectives, as set by the Board, of up to 40% of his base salary.

•      Payment of termination benefit on termination by the Company, other than for misconduct, equal to 6 months base salary.

L Burns, CFO and Company Secretary

•      Term of agreement – unlimited, capable of termination on 8 weeks notice.

•      Current base salary, inclusive of superannuation, of $207,100, last reviewed on 1 July 2007.

•      Payment of termination benefit on termination by the Company, other than for misconduct, equal to 8 weeks base salary.

A Gautam, Vice President, Drug Discovery

•      Term of agreement – unlimited, capable of termination on 8 weeks notice.

•      Current base salary, inclusive of superannuation, of $174,400, last reviewed on 1 July 2007.

•      Payment of termination benefit on termination by the Company, other than for misconduct, equal to 8 weeks base salary.

G Orders, General Manager, Manufacturing

•      Term of agreement – unlimited, capable of termination on 4 weeks notice.

•      Current base salary, inclusive of superannuation, of $115,540, last reviewed on 1 January 2005.

•      Payment of termination benefit on termination by the Company, other than for misconduct, equal to 4 weeks base salary.  Resigned 13 July 2007.

S Meibusch, Vice President of Business Development

•      Term of agreement – unlimited, capable of termination on 4 weeks notice.

•      Current base salary, inclusive of superannuation, of $152,600, last reviewed on 1 July 2007.

•      Payment of termination benefit on termination by the Company, other than for misconduct, equal to 8 weeks base salary.

J Garner, Vice President, Medical & Clinical Affairs

•      Term of agreement – unlimited, capable of termination on 4 weeks notice.

•      Current base salary, inclusive of superannuation, of $190,750, last reviewed on 1 July 2007.

•      Payment of termination benefit on termination by the Company, other than for misconduct, equal to 4 weeks base salary.

J Devlin, Vice President, Manufacturing Operations

•      Term of agreement – unlimited, capable of termination on 4 weeks notice.

•      Current base salary, inclusive of superannuation, of $163,500, last reviewed on 16 May 2007.

•      Payment of termination benefit on termination by the Company, other than for misconduct, equal to 4 weeks base salary.

D. Share-based payments

During the course of the 2007 financial year options were granted to two executives of the Company under the terms of the Progen Directors and Employee Option Incentive Plan (“the Employee Plan”) which was approved by shareholders at the 2004 annual general meeting.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Name	Grant date	Expiry date	No. of options granted	Exercise price	Fair value per option at grant date	Date exercisable	Number of options vested during the year
Linton Burns	29-Aug-2006	28-Feb- 2008	33,000	$2.79	$1.04	From date of grant	33,000
T Justus Homburg	17-Feb- 2006	8-Nov-2008	30,000	$3.09	$0.78	8 April 2006	30,000
T Justus Homburg	30-Nov- 2006	1-Mar-2011	166,667	$7.80	$1.27	From date of grant	166,667
T Justus Homburg	30-Nov-2006	1-Mar-2011	166,667	TBD	$0.98	1 March 2008	—
T Justus Homburg	30-Nov- 2006	1-Mar-2011	166,666	TBD	$0.65	1 March 2009	—

Options are granted under the Employee Plan for no consideration, have no vesting hurdles, and carry no dividend or voting rights. When exercised each option is converted into one ordinary share.

The fair value of options granted in 2006 and 2007 were computed at grant date using a binomial option pricing model with the following weighted average assumptions:

	2007	2006
Expected life (yrs)	4.78	2.28
Expected volatility	43.9%	56.0%
Expected dividend yield	0.0%	0.0%
Risk free interest rate	5.86%	5.16%

Further details relating to options are set out below.

Name	A % remuneration consisting of options	B Value at grant date	C Value at exercise date	D Value at lapse date	E Total of columns B to D
		$	$	$	$
T Justus Homburg	50.5%	483,334	—	—	483,334
Linton Burns	15.3%	34,468	—	—	34,468

A = The percentage of the value of remuneration consisting of options, based on the value at grant date set out in column B.

B = The value at grant date calculated in using a binomial option pricing model using assumptions disclosed elsewhere in this directors’ report.

C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year. This figure represents the intrinsic value of the options at exercise date.

D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year. Where options lapsed due to the underlying share price at the time of option expiry being greater than the exercise price $Nil is shown.

For each cash bonus and grant of options included in the tables under sections B and D above the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. No part of the bonuses are payable in future years. No options granted to directors or key management personnel contain vesting conditions.

No cash bonus was made to the key management personnel during the 2007 financial year.

11.       Loans to Directors and Executives

No loans have been paid to Company directors or executives during or since the end of the financial year.

12.       Environmental Regulations

The Company complies with all environmental regulations applicable to its operations.

13.  Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

14.       Indemnification and Insurance of Directors and Officers

During the year, the Company paid a premium to insure the directors, company secretary and other executive staff. Due to the terms and conditions of the insurance arrangements, disclosure of the nature of the insurance and the premium are excluded.

The liabilities insured include costs and expenses that may be incurred in defending any wrongful, but not wilful, act, error or omission by the officers in their capacity as officers of the Company.

No other insurance premiums have been paid or indemnities given, during or since the end of the year, for any person who is or has been an officer or auditor of the Company.

Auditor Independence and Non-Audit Services

A copy of the Company’s auditors’ independence declaration is set out on the following page.

Non-audit services

The Company’s audit committee pre-approved non-audit services provided by the Company’s auditor, Ernst & Young.The nature and scope of non-audit service provided means that auditor independence was not compromised. During the 2007 financial year, Ernst & Young received $146,929 for assurance services in relation to the Company’s capital raising efforts.

Signed in accordance with a resolution of the directors.

S. Chang		T.J. Homburg
Director		Director

Date:	22 August 2007	Date: 22 August 2007

1 Eagle Street	Tel 61 7 3011 3333
Brishane QLD 4000	Fax 61 7 3011 3100
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Auditor’s Independence Declaration to the Directors of Progen Pharmaceuticals Limited

In relation to our audit of the financial report of Progen Pharmaceuticals Limited for the year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Brown

Partner

22 August 2007

Liability limited by scheme approved under
Professional Standards Legislation

PROGEN PHARMACEUTICALS LIMITED

INCOME STATEMENT

FOR THE PERIOD ENDED 30 JUNE 2007

			2007	2006
	Note		$’000	$’000

REVENUE FROM CONTINUING OPERATIONS	4	(a)	2,666	2,008

Other income from ordinary activities	4	(b)	1,113	814

Research and development expenses			6,992	3,896
Manufacturing facility expenses			2,373	2,075
Administrative and corporate expenses			5,438	3,816
Finance costs	4	(c)	15	25
Impairment loss	10		1,769	619
Other expenses	4(g), 10		9,646	—

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE			(22,454)	(7,609)

INCOME TAX EXPENSE RELATING TO CONTINUING OPERATIONS	5		—	—

NET LOSS ATTRIBUTABLE TO MEMBERS OF PROGEN PHARMACEUTICALS LIMITED			(22,454)	(7,609)

Basic and diluted loss per share (cents per share)	6		(50.2)	(18.6)

Dividends per share (cents per share)			—	—

The above income statement should be read in conjunction with the accompanying notes

PROGEN PHARMACEUTICALS LIMITED

BALANCE SHEET

AS AT 30 JUNE 2007

		2007	2006
	Notes	$’000	$’000

ASSETS
Current assets
Cash and cash equivalents	8	98,223	15,872
Trade and other receivables	9	1,025	156
Prepayments		92	449
Total current assets		99,340	16,477

Non-current assets
Restricted short-term deposits		87	87
Available-for-sale financial assets	10	—	1,769
Property, plant and equipment	11	1,213	1,460
Total non-current assets		1,300	3,316

TOTAL ASSETS		100,640	19,793

LIABILITIES

Current liabilities
Trade and other payables	13	2,096	1,265
Provisions	14	266	265
Unearned government grants	21	49	74
Total current liabilities		2,411	1,604

Non-current liabilities
Provisions	14	252	217
Unearned government grants		—	52
Total non-current liabilities		252	269

TOTAL LIABILITIES		2,663	1,873

NET ASSETS		97,977	17,920

EQUITY
Issued capital	15	189,194	88,476
Options reserve	16	1,895	102
Accumulated losses		(93,112)	(70,658)

TOTAL EQUITY		97,977	17,920

The above balance sheet should be read in conjunction with the accompanying notes

PROGEN PHARMACEUTICALS LIMITED

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2007

	Number of ordinary shares	Amount $’000	Accumulated losses $’000	Options reserve $’000	Total $’000

At 1 July 2005	40,556,793	88,376	(63,049)	56	25,383
Income and expense recognised directly in equity	—	—	—	—	—
Loss of the period	—	—	(7,609)	—	(7,609)
Total income/expense for the period	—	—	(7,609)	—	(7,609)
Exercise of options	33,000	100	—	—	100
Cost of share-based payments to employees	—	—	—	46	46
At 30 June 2006	40,589,793	88,476	(70,658)	102	17,920

At 1 July 2006	40,589,793	88,476	(70,658)	102	17,920
Income and expense recognised directly in equity	—	—	—	—	—
Loss of the period	—	—	(22,454)	—	(22,454)
Total income/expense for the period	—	—	(22,454)	—	(22,454)
Exercise of options — employee	60,000	167	—	—	167
Exercise of options — consultant	13,498	60	—	—	60
Private placements	3,690,037	20,000	—	—	20,000
less transaction costs		(1,208)	—	—	(1,208)
Share purchase plan	989,156	5,362	—	—	5,362
less transaction costs		(60)	—	—	(60)
US placement	6,900,000	39,591	—	—	39,591
less transaction costs		(3,108)	—	—	(3,108)
Rights entitlements offer	5,941,343	34,101			34,101
less transaction costs		(2,502)	—	—	(2,502)
Equity-settled transactions:
Ordinary shares issued as part of termination agreement (refer note 10)	1,232,600	8,325	—	—	8,325
less transaction costs		(10)			(10)
Options issued as part of termination agreement (refer note 10)				1,322	1,322
Cost of share-based payments to employees	—	—	—	419	419
Cost of share-based payments to consultants				52	52
At 30 June 2007	59,416,427	189,194	(93,112)	1,895	97,977

The above statement of changes in equity should be read in conjunction with the accompanying notes

PROGEN PHARMACEUTICALS LIMITED

CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 JUNE 2007

	Notes		2007 $’000	2006 $’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers			179	1,250
Payments to suppliers and employees and others			(12,506)	(9,668)
Receipt of government grants			1,097	838
Interest received			1,447	1,084
Finance costs			(15)	(25)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	8		(9,798)	(6,521)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for short-term deposits			—	(74)
Purchase of property, plant, equipment and other assets	11		(254)	(1,061)
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES			(254)	(1,135)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of options			227	100
Share placement			99,054	—
Transaction costs of issue of shares			(6,878)	—
NET CASH FLOWS FROM FINANCING ACTIVITIES	15	(b)	92,403	100

NET INCREASE/(DECREASE) IN CASH HELD			82,351	(7,556)
Cash and cash equivalents at beginning of period			15,872	23,428
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8		98,223	15,872

The above cash flow statement should be read in conjunction with the accompanying notes

PROGEN PHARMACEUTICALS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

1. CORPORATE INFORMATION

The financial report of Progen Pharmaceuticals Limited (the Company) for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the directors on 22 August 2007.

Progen Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (ASX). During the year the Company changed its name from Progen Industries Limited.

The nature of the operations and principal activities of the Company are described in Note 3.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($’000) unless otherwise stated under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the class order applies.

Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2007.  The Company’s assessment of the impact of the new standards and  interpretations considered relevant to it  is set out below:

i.                     AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AABS 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023, and AASB 1038]

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007.  The Company has not adopted the standards early.  Application of the standards will not affect any of the amounts recognised in the financial statements, but is likely to impact the type of information disclosed in relation to the Company’s financial instruments.

ii.                   AASB Interpretation 10 Interim Financial Reporting and Impairment

AASB Interpretation 10 is applicable to reporting periods commencing on or after 1 November 2006.  The Company has not recognised an impairment loss in relation to goodwill in an interim reporting period but subsequently reversed the impairment loss in the annual report.  Application of the interpretation therefore does not have an impact on Company’s financial statement.

iii.                AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments [AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023, and 1038]

AASB 2007-4 is applicable to reporting periods commencing on or after 1 July 2007. As a result of this guidance the Company expects to reduce the extent of some disclosures in the financial report.

iv.               AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards [AASB 5, 6, 102, 107, 119, 127, 134, 136, 1023 and 1038]

AASB 8 is applicable to reporting periods on or after 1 January 2009.  AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the financial statements.

Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

(i) Available-for-sale investments

At each reporting date the Company tests whether the investment in Medigen Biotechnology Corporation (MBC) has suffered any impairment, in accordance with the Impairment of available-for-sale investments accounting policy. The recoverable amount and hence any estimated impairment is based on the Company’s ownership interest in the adjusted net tangible assets of MBC. The assumption being that this is a reasonable estimate of the recoverable amount.  During the year we the Company returned its investment in MBC under the term of the Termination Agreement. Refer to Note 10 for details of this investment.

(ii) Share based payments

The costs of equity-settled transactions are measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in Note 12.  The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

(iii) Make good provisions

Provision is made for the anticipated costs of future restoration of our leased manufacturing and corporate premises.  The provision includes future cost estimates associated with the restoration of these premises to their original condition at the end of the lease term.  These future cost estimates are discounted to their present value.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Rendering of services

Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

(ii) Interest income

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Government grants

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Restricted short-term deposits

As at 30 June 2006 and 30 June 2007 restricted term deposits totalling $87,000 were held under bank guarantees relating to the Company’s leased premises.

Trade and other receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

Trade and other receivables (cont’d)

An allowance for doubtful debts is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Impairment of available-for-sale investments

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals of impairment losses for equity instruments classified as available-for-sale are not recognised in profit.

Foreign currency translation

Both the functional and presentation currency of the Company is Australian dollars ($).

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences in the financial report are taken to profit or loss.

Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets and liabilities are recognised for all taxable temporary differences except when the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•      when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•  when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•  receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment	5 to 10 years
Office furniture and equipment	3 to 10 years
Leasehold improvements	3 to 6 years

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(i) Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

 (ii) Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Trade and other payables

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Share-based payment transactions

(i) Equity- settled transactions:

The Company provides benefits to employees (including senior executives) and consultants of the Company in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions). In addition, the Company has made share-based payments to Medigen Biotechnology Corporation under the terms of an agreement (refer note 10).

The cost of these equity-settled transactions are measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in Note 12. The fair value of shares is determined by the market value of the Company’s shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects

(i) the extent to which the vesting period has expired and

(ii) the Company’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the Company, adjusted to exclude any costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the Company, adjusted for:

•  costs of servicing equity (other than dividends) and preference share dividends;

•  the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•  other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

3. SEGMENT INFORMATION

The Company operates predominantly in the biotechnology industry.  The Company’s primary segment reporting format is business segments as the Company’s risks and rates of return are affected predominantly by differences in the products and services produced. The Company’s activities comprise the research, development, and manufacture of biopharmaceuticals.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The Company operates predominantly in Australia, however it does import and export some goods and services.

Business segments	Research & Development	Manufacturing	Total
2007	$’000	$’000	$’000

Operating revenue
Sales to external customers	—	920	920
Government grants	1,073	—	1,073
Total segment revenue	1,073	920	1,993

Unallocated revenue			1,786
Total revenue			3,779

Segment result	(5,919)	(1,453)	(7,372)

Unallocated revenues & expenses			(15,082)
Operating loss			(22,454)

2007
Assets
Segment assets	342	721	1,063
Unallocated assets			99,577
Total assets			100,640

Liabilities
Segment liabilities	1,310	244	1,554
Unallocated liabilities			1,109
Total liabilities			2,663

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	46	170	216
Unallocated acquisition of property, plant & equipment, and other non-current assets			38
Depreciation	127	320	447
Unallocated depreciation			54

Business segments	Research & Development	Manufacturing	Total
2006	$’000	$’000	$’000

Operating revenue
Sales to external customers	—	905	905
Government grants	760	—	760
Total segment revenue	760	905	1,665

Unallocated revenue			1,157
Total revenue			2,822

Segment result	(3,135)	(1,170)	(4,305)

Unallocated revenues & expenses			(3,304)
Operating loss			(7,609)

Business segments	Research & Development	Manufacturing	Total
	$’000	$’000	$’000

2006
Assets
Segment assets	783	898	1,681
Unallocated assets			18,112
Total assets			19,793

Liabilities
Segment liabilities	854	193	1,047
Unallocated liabilities			826
Total liabilities			1,873

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	330	545	875
Unallocated acquisition of property, plant & equipment, and other non-current assets			186
Depreciation	220	274	494
Unallocated depreciation			38

4.  REVENUE AND EXPENSES

The following revenue and expense disclosure is relevant in explaining the performance of the entity:

	2007	2006
	$’000	$’000
(a) Revenue
Manufacturing services revenue	920	905
Interest revenue	1,746	1,103
Total revenue from continuing operations	2,666	2,008

(b) Other income
Government grants	1,073	760
Other	40	54
Total other income	1,113	814

(c) Finance cost
Other loans	15	15
Make good provision discount adjustment	—	10
Total finance costs	15	25

(d) Depreciation, amortisation and foreign exchange differences included in the income statement
Depreciation	501	532
Net foreign exchange loss(gain)	683	(14)

(e) Lease payments and other expenses included in the income statement
Minimum lease payments – operating leases	295	222

(f) Employee benefits expenses
Wages and salaries	4,170	3,729
Long service leave provision	20	18
Share-base payments expenses	419	46

	2007	2006
	$’000	$’000
(g) Other expenses
Issue of 1,232,600 Progen shares as part of termination agreement (refer note 10 & 15(b))	8,325	—
Issue of 1,000,000 options as part of termination agreement (refer note 10)	1,321	—

5.  INCOME TAX

	2007	2006
	$’000	$’000
The prima facie tax, using tax rates applicable in the country of operation, on operating loss differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss from operating activities @ 30%	(6,736)	(2,283)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Impairment of available-for-sale investment	531	186
Other expenses	296	87
Additional deduction for research and development expenditure	(262)	(218)

Income tax benefit attributable to current year losses as reported in the Income Statement	(6,171)	(2,228)

Deferred tax asset not brought to account as realisation of the asset is not regarded as probable	6,171	2,228

Income tax attributable to operating loss	—	—

	Balance sheet		Income statement
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Accrued interest on short-term investments	(90)	(24)	—	—
Gain on available-for-sale investment	—	(531)

Deferred tax assets
Unrealised foreign currency loss	210	—	—	—
Sundry creditors and accruals	63	87	—	—
Depreciation	202	239	—	—
Employee entitlements	110	102	—	—
Make good obligation	45	41	—	—
Sec 40-880 costs	1,709	93	—	—
Patent costs	143	96	—	—
Losses available for offset against future taxable income	29,528	23,357	—	—
Deferred tax asset	31,920	23,460
Deferred tax asset not recognised	(31,920)	(23,460)
Gross deferred income tax assets	—	—
Deferred tax income/(expense)			—	—

The deferred tax asset will only be obtained if:

(i)	future assessable income of a nature and of an amount sufficient to enable the benefit to be realised;
(ii)	the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii)	no changes in tax legislation adversely affect the Company in realising the benefit.

6. EARNINGS PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2007	2006
	$’000	$’000

Loss used in calculating basic earnings (loss) per share	(22,454)	(7,609)

	Number of Shares	Number of Shares
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	44,768,450	40,966,390

Basic and diluted earnings (loss) per share (cents per share)	(50.2)	(18.6)

There are no instruments (e.g. share options) excluded from the calculation of diluted earnings per share that could potentially dilute basic earnings per share in the future because they are anti dilutive for either of the periods presented.

7. DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

8. CASH AND CASH EQUIVALENTS

	2007	2006
	$’000	$’000
Cash at bank and in hand	31,864	372
Short-term deposits	66,359	15,500
Cash and cash equivalents	98,223	15,872

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

Reconciliation of net loss after tax to net cash flows from operations
Net loss	(22,454)	(7,609)
Adjustments for:
Depreciation	501	532
Impairment of available-for-sale financial assets	1,769	619
Restoration additions	—	(23)
Share options expensed	471	46
Equity based payments issued as part of termination agreement (refer note 10)	9,646	—

Changes in assets and liabilities
(Increase)/decrease in trade and other receivables	(869)	87
(Increase)/decrease in prepayments	357	(411)
(Decrease)/increase in trade and other payables	823	103
(Decrease)/increase in provisions	35	9
(Decrease)/increase in government grants	(77)	126
Net cash used in operating activities	(9,798)	(6,521)

9. TRADE AND OTHER RECEIVABLES

Trade receivables	602	17
Other receivables (i)	423	139
Total trade and other receivables	1,025	156

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms.

10. AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

	2007	2006
	$’000	$’000
Medigen Biotechnology Corporation - unlisted shares
Beginning of financial year- carrying amount	1,769	2,388
Impairment loss *	(1,769)	(619)
End of financial year - carrying amount	—	1,769

* At 31 December 2006, the Company recorded an impairment loss, therefore when the shares were returned to Medigen there was no loss on disposal recorded.

Available-for-sale investments consists of an investments in Medigen Biotechnology Corporation (MBC) ordinary shares, and therefore have no fixed maturity date or coupon rate.

On 31 May 2000, Progen entered into an agreement with MBC, a company incorporated in Taiwan, in relation to the co-development of PI-88 (the ‘Alliance Agreement’). Under the Alliance Agreement, MBC was to fund and conduct, at no cost to Progen, several Phase II clinical trials in respect of PI-88. These trials were in addition to those undertaken by Progen. In return MBC was entitled to receive a 15% royalty on PI-88 proceeds of commercialisation received by Progen.

On 28 April 2005, Progen, and MBC agreed to amend the terms of the Alliance Agreement in that Progen agreed to waive the requirement for MBC to conduct one of the Phase II trials outlined in the Alliance Agreement. In return, MBC agreed to fund 50% of the Company’s Phase 2 melanoma clinical trial (PI-88 in combination with Dacarbazine) up to $1 million.

Under the Alliance Agreement, Progen was issued 19.9% of MBC´s issued ordinary equity with certain anti-dilution rights. As at 30 June 2006, Progen held 15,176,525 ordinary shares in MBC.

On 16 January 2007, the Company announced that it had agreed terms with MBC to conclude the Alliance Agreement. In consideration for MBC agreeing to end the Alliance Agreement, and foregoing their entitlement to the 15% royalty, and to compensate MBC for their contribution to the development of PI-88, Progen agreed to:

•      Return the 15,176,525 MBC ordinary shares to MBC.

•      Issue 500,000 Progen shares to MBC on execution of the termination agreement;

•      Reimburse to MBC $300,000 being the funds they contributed to the costs of the PI-88 Phase 2 Melanoma clinical trial on execution of the agreement;

•      Issue a further 732,600 Progen shares and pay $2,000,000 in cash or shares, at Progen’s discretion, to MBC on MBC completing two clinical milestones in relation to the current PI-88 Phase 2 HCC Trial;

•      Pay MBC up to $4,000,000 on PI-88 achieving specified clinical and commercial milestones; and

•      Issue 1,000,000 options to MBC upon MBC providing to Progen the HCC Phase 2 Trial Final Study Report.

The financial statements for the period ended 30 June 2007 include the financial impact of the return of the 15,176,525 MBC shares to MBC, that being an impairment loss of $1,769,198, the reimbursement of the $300,000, the value of 1,232,600 Progen shares and 1,000,000 options on Progen shares.  The fair value at the date of grant of the 1,232,600 Progen shares was $8,325,000 and 1,000,000 options over Progen shares was $1,321,000. The total financial impact is an increase in the operating loss from continuing operations of $11,715,198.

The fair value of the shares and options issued to Medigen was calculated using a binomial model rather than estimating the fair value of the 15% royalty stream being bought back as we are unable to reliably estimate the future cash flows of PI-88 as we are still in development.

In accordance with the Accounting Standard AASB 138 Intangible Assets the 15% royalty stream being bought back by Progen has been valued at nil.  As a result, the fair value of the shares and options issued to Medigen have been expensed.

The fair value of the 1,232,600 shares issued to Medigen has been calculated using the market value of the shares as at date of issue.  The fair value of the 1,000,000 options issued to Medigen has been calculated using a binomial model taking into account the terms and conditions upon which the options were granted. The assumptions used as inputs to the model were:

Expected volatility	71%
Risk-free interest rate	6.22%
Expected life of options (years)	2
Option exercise price	$7.11
Share price at grant date	$5.46
Dividend yield	0.0%

The financial impact of the remaining transactions will be booked in future reporting periods as and when incurred.

11. PROPERTY, PLANT & EQUIPMENT

	1 July 2006	Additions	Restoration additions	Disposals	Depreciation	30 June 2007
	$’000	$’000	$’000	$’000	$’000	$’000
Plant & equipment
At cost	4,603	163	—	—	—	4,766
Accumulated depreciation	(3,408)	—	—	—	(397)	(3,805)
	1,195	163	—	—	(397)	961

Office equipment
At cost	353	68	—	—	—	421
Accumulated depreciation	(286)	—	—	—	(40)	(326)
	67	68	—	—	(40)	95

Leasehold improvements
At cost	788	23	—	—	—	811
Accumulated depreciation	(590)	—	—	—	(64)	(654)
	198	23	—	—	(64)	157

TOTAL	1,460	254	—	—	(501)	1,213

	1 July 2005	Additions	Restoration additions	Disposals	Depreciation	30 June 2006
	$’000	$’000	$’000	$’000	$’000	$’000
Plant & equipment
At cost	4,533	844	—	(774)	—	4,603
Accumulated depreciation	(3,740)	—	—	774	(442)	(3,408)
	793	844	—	—	(442)	1,195

Office equipment
At cost	449	64	—	(160)	—	353
Accumulated depreciation	(412)	—	—	160	(34)	(286)
	37	64	—	—	(34)	67

Leasehold improvements
At cost	612	153	23	—	—	788
Accumulated depreciation	(534)	—	—	—	(56)	(590)
	78	153	23	—	(56)	198

TOTAL	908	1,061	23	—	(532)	1,460

12. SHARE BASED PAYMENTS

(a) Employee option plan

The Progen directors and Employee Option Incentive Plan (“the Employee Plan”) was approved by shareholders at the 2004 annual general meeting held on 30 November 2004.

Options granted since this date to Company employees are issued under the Employee Plan.  Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price.  The exercise price, except for the 500,000 options granted to the CEO, is based on the weighted average closing price at which the Company’s shares are traded on the Australian Stock Exchange during the five trading days immediately before they are granted.

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (ie. no longer an employee), are forfeited and not capable of exercise.  Options must be exercised by the expiry dates or they lapse.

During the 2007 financial year the following options were issued under the Employee Plan:

(i)            At the 2006 Company’s annual general meeting the shareholders approved the issue of 500,000 options to the CEO.  The vesting terms and exercise price of these options is as follows:

•      166,667 Options vesting on 1 March 2007 at an exercise price equal to a 20%  premium to the 60 day share price VWAP prior to this date ($7.80);

•      166,667 Options vesting on 1 March 2008 at an exercise price equal to a 25% premium to the 60 day share price VWAP prior to this date; and

•      166,666 Options vesting on 1 March 2009 at an exercise price equal to a 30% premium to the 60 day share price VWAP prior to this date.

These options are exercisable for the date they vest and expire on 1 March 2011. The weighted average grant date fair value of each option was $0.97.

(ii)  Employees were issued with 147,000 options from the Employee Plan. 90,000 were exercisable from the date of grant, the remaining 57,000 are exercisable 3 years after the date of grant. Of the 147,000 options issued, 60,000 were exercised during the course of the financial year. The remaining 87,000, 33,000 expire on the 28 February 2008 and 54,000 expire on 29 August 2011. The weighted average grant date fair value for each option was $0.96.

(b) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (‘the Consultant Plan”).  The Consultant Plan rules are consistent with the Employee Plan rules.

During the 2007 financial year the Company issued 20,000 options to a consultant under the terms of the Consultant Plan.  These options vest on 25 January 2008 and have an exercise price of $5.42.  The expiry date of these options is 25 January 2010.  The grant date fair value for each option was $2.61.

(c) Medigen options

Under the terms of an agreement (refer note 10) the Company issued Medigen Biotechnology Corporation 1,000,000 options on 6 June 2007. These options were granted for nil consideration, are exercisable from the date of issue and have an exercise price of $7.11. The expiry date for these options is 6 June 2009. The grant date fair value of each option was $1.32.

Information with respect to the number of options granted is as follows:

	2007		2006
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Beginning of the financial year	30,000	3.09	567,820	4.00
- granted	1,667,000	6.69	63,000	3.06
- forfeited	—	—	(22,000)	4.00
- expired	—	—	(545,820)	4.00
- exercised (i)	(60,000)	2.79	(33,000)	3.03
Balance at end of year	1,637,000	6.61	30,000	3.09
Exercisable at end of year	1,303,667		30,000

(i) The weighted average share price at the date of exercise for share options exercised in the 2007 financial year was $6.50 (2006; $3.68).

The following table summarises information about options granted during the course of the financial year and outstanding and exercisable at 30 June 2007:

		Balance beginning of Year		Balance end of year
Grant date	Expiry date	Number of options	Average option exercise price	Number of options	Average option exercise price
			$		$
8 April 2006	8 November 2008	30,000	3.09	30,000	3.09
29 August 2006	28 February 2008	—	—	33,000	2.79
29 August 2006	29 August 2011	—	—	54,000	2.79
30 November 2006	1 March 2011	—	—	166,667	7.80
30 November 2006	1 March 2011	—	—	166,667	TBD
30 November 2006	1 March 2011	—	—	166,666	TBD
25 January 2007	25 January 2010	—	—	20,000	5.42
6 June 2007	6 June 2009	—	—	1,000,000	7.11
		30,000		1,637,000

The fair value of the equity-settled share options granted under the option plans is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Progen Pharmaceuticals Limited on the ASX as at the close of trading on their respective issue dates.

The following table lists the inputs to the model used for the year ended 30 June 2006 and 30 June 2007:

	2007	2006
Expected volatility	63%	56%
Risk-free rate average	6.12%	5.16%
Expected life of options average (years)	2.47	2.30
Weighted average option exercise price	$6.79	$3.06
Weighted average share price at grant date	$6.69	$2.74

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

The expense recognised for the above options issued during the course of the year is shown in the table below:

Option type	2007	2006
	$’000	$’000
Employee	419	46
Consultant	52	—
Medigen	1,322	—

13. TRADE AND OTHER PAYABLES (CURRENT)

	2007	2006
	$’000	$’000
Trade creditors (i)	818	394
Other creditors (ii)	1,278	871
	2,096	1,265

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies not hedged - US$402,850 and EUR12,600.

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)  Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii) Other creditors are non-interest bearing and have a term between 30 days and 12 months.

14. PROVISIONS

Make good provision

In accordance with the lease agreement terms, the Company must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term.  For the Darra premises the Company provided a further $7,788 for this purpose (2006: $12,880).  For the Toowong premises a provision of $2,496 was made during this financial year (2006: $20,312).

Because of the long-term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a discount rate of 10 per cent.

	2007	2006
	$’000	$’000
Make good provision	151	141

Employee benefits provision
Provision long service leave	164	144
Provision annual leave	203	197
	367	341
Total provisions	518	482

Current	266	265
Non current	252	217
	518	482

15.  CONTRIBUTED EQUITY

a) Issued and paid up capital

	2007	2006
	$’000	$’000

Ordinary shares fully paid	189,194	88,476

b) Movements in shares on issue

	2007		2006
	Number of shares	$’000	Number of shares	$’000
Beginning of the financial year	40,589,793	88,476	40,556,793	88,376
Issued during the year:
- equity raised through private placement	3,690,037	20,000	—	—
less transaction costs	—	(1,208)	—	—
- options exercised by consultant	13,498	60	—	—
- options exercised by employees in terms of the Employee Option Incentive Plan approved at the 2004 AGM held	—	—	33,000	100
- options exercised by employees in terms of the Employee Option Incentive Plan approved at the 2006 AGM held	60,000	167	—	—
- equity raised through share purchase plan	989,156	5,362	—	—
less transaction costs		(60)	—	—
- equity settled transactions (refer note 10)	1,232,600	8,325	—	—
less transaction costs		(10)
- equity raised through US placement	6,900,000	39,591	—	—
less transaction costs		(3,108)	—	—
- equity raised through rights entitlements offer	5,941,343	34,101	—	—
less transaction costs		(2,502)	—	—

End of the financial year	59,416,427	189,194	40,589,793	88,476

c)  Shares options

At 30 June 2007 there were a total of 4,607,538 (2006: 52,500) unissued ordinary shares in respect of which options were outstanding, comprising of:

(i) Consultant options:

At 30 June 2007 there were a total of 20,000 (2006: 22,500) unlisted options over ordinary shares issued to a consultant.

(ii) Employee and executive share incentive scheme:

During the 2007 financial year, 647,000 unlisted options over ordinary shares were issued in terms of Progen Directors and Employees Option Incentive Plan.

In total 617,000 unlisted options over ordinary shares remain outstanding as at 30 June 2007 (2006: 30,000).  Of the total outstanding options, 283,667 options are exercisable and 333,333 options granted to the CEO have not yet vested. Refer to note 12.

(iii) Rights entitlements offer

In its prospectus dated 10 May 2007, Progen invited applications by way of 1 for 9 non-renounceable entitlement offer for 5,941,343 new shares at $5.74 per share with one free option for each two new shares. The exercise price of the options is $8.40.  The options are exercisable at any time on or prior to the option expiry date of 28 May 2010.  In total 2,970,538 listed options were issued over ordinary shares and remain outstanding as at 30 June 2007.

(iv) Options issued to Medigen

Under the terms of an agreement to conclude the Alliance Agreement Medigen was issued 1,000,000 options.  The options were issued on 6 June 2007, are exercisable from grant date, expire on 6 June 2009 and have an exercise price of $7.11. Refer note 10 and 12.

16.  OPTIONS RESERVE

The options reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration.

	2007	2006
	$’000	$’000
Balance 1 July	102	56
Employee option expense	419	46
Consultant option expense	52	—
Medigen option expense	1,322	—
Balance 30 June	1,895	102

17.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company’s principal financial instruments are cash and short-term deposits. The various other financial assets and liabilities are trade receivables and trade payables, which arise directly from its operations. The main risks arising from the Company’s financial instruments are cash flow interest rate risk, liquidity risk, foreign currency risk and credit risk. The Board reviews and agrees policies for managing each of these risks which are summarised below. Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

Credit risk

The Company trades only with recognised, creditworthy third parties.

Receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant. There are no significant concentrations of credit risk.

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and investment grade commercial paper.

18.  FINANCIAL INSTRUMENTS

a) Fair value

All assets and liabilities recognised in the balance sheet, whether they are carried at cost or at fair value, are recognised at amounts that represent a reasonable approximation of fair value unless otherwise stated in the applicable notes.

b) Interest rate risk

The Company’s exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities both recognised and unrecognised at the balance date are as follows:

Financial instruments 2007	1 year or less	Over 1 to 5 years	More than 5 years	Total carrying amount as per the balance sheet	Weighted average effective interest rates
	$’000	$’000	$’000	$’000%
(i) Financial assets
Cash	98,223	—	—	98,223	5.8
Trade and other receivables	1,025	—	—	1,025	—
Security deposit	87			87	6.3
Available-for-sale investment	—	—	—	—	—
Total financial assets	99,335	—	—	99,335

(ii)Financial liabilities
Trade and other payables	2,096	—	—	2,096	—

Financial Instruments 2006	1 year or less	Over 1 to 5 years	More than 5 years	Total carrying amount as per the balance sheet	Weighted average effective interest rates
	$’000	$’000	$’000	$’000%
(i) Financial assets

Cash	15,872	—	—	15,872	5.6
Trade and other receivables	156	—	—	156
Security deposit	87	—	—	87	5.2
Available-for-sale investment	1,769	—	—	1,769
Total financial assets	17,884	—	—	17,884

(ii)Financial liabilities
Trade and other payables	1,265	—	—	1,265	—

19. EXPENDITURE COMMITMENTS

(a) Expenditure commitments

The following expenditure commitments had been contracted but not provided:

Lead optimisation collaborative study agreement

In 2007 the Company extended a services agreement for lead optimisation studies with the Victorian College of Pharmacy - Monash University. The terms of this agreement state that the Company is to fund research in quarterly amounts of $18,767 until 25 February 2008.The committed value of this agreement for the next financial year is $50,043

Insurance premium

In July 2007 the Company committed to paying the Company’s insurance premium for the year ended 30 June 2008. The total value of these premiums is $517,000 (2006: $435,000).

Consultant agreements

During the financial year 2007 Progen entered into various consultant agreements with a committed value of $381,200 for the next financial year (2006: $29,657).

Purchases

At the end of the financial year 2007 Progen ordered goods and services with a total value of $416,580 which had not been delivered by 30 June 2007 (2006: $220,227).

ASA termination agreement obligation

As part of the considerations of the ASA termination agreement dated 16 January 2007 between Progen and Medigen Biotechnology Corporation, Progen is required to make payment of $2,000,000 to Medigen by the 15 January 2008 (2006: $Nil). Refer note 10.

	2007	2006
	$’000	$’000
Future expenditure commitments not provided for in the financial statements and payable:
- not later than one year:
Sponsor research agreement	50	152
Consultant agreements	381	30
Insurance premium	517	435
Purchases	417	220
Medigen termination agreement (refer note 10)	2,000	—
Total not later than one year	3,365	837
- later than one and not longer than five years:	—	—
Total expenditure commitments	3,365	837

(b) Non-cancellable operating lease commitments

Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments
- not later than one year	248	237
- later than one and not longer than five years	78	234
- aggregate lease expenditure contracted for at balance date	326	471

The operating lease commitments relate to the rental of the Company’s corporate office premises and manufacturing facility.

(c) Clinical trials

At 30 June 2007 the Company had anticipated expenditure commitments of $816,000 (2006: $3,374,000) in relation to the clinical trials currently being undertaken for PI-88 and PI-166. These commitments are forecast to become due and payable as follows: $673,333 not later than one year, and $142,667 later than one and not longer than five years, however that could vary depending upon the rate of patient recruitment.

The above does not include phase 3 trial commitments as contracts had not been executed at 30 June 2007.

20.  EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

Employee benefits	2007	2006
	$’000	$’000
The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	152	119
Provisions (current)	266	265
Provisions (non-current)	100	76
	518	460

Superannuation

The Company makes no superannuation contributions other than the statutory superannuation guarantee levy. The Company does not operate a defined benefit plan on behalf of its employees.

The Company contributed on behalf of employees to superannuation funds for the year ended 2007: $311,449 (2006: $294,466).

21. CONTINGENT LIABILITIES

Government grants

The Company has received two separate Australian Government research grants under the R&D Start Program, which has been completed, and R&D Commercial Ready.  The Government may require the Company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a)         The Company fails to used its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or

b)        Upton termination of a grant due to breach of agreement of insolvency.

The Company continues the development and commercialisation of projects funded by the Commercial Ready Program. The total amount received under the Start Program was $3.1 million.  The total amount received under the Commercial Ready Program at 30 June 2007 was $1,073,000 (2006: $760,000).

22.  SUBSEQUENT EVENTS

There has not been any material event, other than referred to elsewhere in the financial statements or notes thereto, that has arisen since 30 June 2007.

23.  AUDITORS’ REMUNERATION

	2007	2006
	$	$
Amounts received or due and receivable by Ernst & Young for:
(a) Audit or review of the financial reports of the entity
-The Australian financial report of the entity	119,500	89,500
-The US financial report of the entity	60,000	60,000
-Grant audit	6,000	6,000
	185,500	155,500

(b) Other services in relation to the entity	146,929	—

	332,429	155,500

The nature and scope of non-audit services provided by the auditor were assurance services in relation to the Company’s capital raising efforts.

24.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a)          Details of key management personnel

(i) Directors
S. Chang	Executive Chairman
T.J. Homburg	Managing Director (Appointed 1 March 2006)
Prof. J. Zalcberg	Director (non-executive)
Dr. M. Eutick	Director (non-executive)
P.O. Burns	Director (non-executive)
Dr. S.S.C. Chang	Director (non-executive) – Resigned 16 January 2007
E. Cheng	Alternate Director to Dr Chang – Resigned 16 January 2007

(ii) Executives
L. Burns	Chief Financial Officer & Company Secretary
G. Orders	General Manager – Manufacturing
S. Meibusch	Vice President Business Development
A. Gautam	Vice President Drug Discovery (Appointed 19 September 2005)
J. Garner	Vice President Medical & Clinical Affairs (Appointed 29 January 2007)
J. Devlin	Vice President Manufacturing Operations (Appointed 16 May 2007)

(b)  Remuneration of key management personnel

	2007	2006
	$	$
Short term employee benefits	1,454,791	1,408,836
Post-employment benefits	112,479	113,788
Share-based payments	350,444	46,952
Total key management personnel compensation	1,917,714	1,569,576

The Company has applied the exemption under Corporations Amendments Regulation 2006 which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial reports by Accounting Standard AASB 124 Related Party Disclosures. These remuneration disclosures are provided in Remuneration Report section of the Directors’ Report designated as audited.

 (c)  Option holdings of key management personnel

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other #	Balance at end of period	At 30 June 2007
	1 July 2006				30 June 2007	Total Vested	Total Exercisable
Directors
S. Chang	—	—	—	41,014	41,014	41,014	41,014
T. J. Homburg	30,000	500,000	—	1,389	531,389	198,056	198,056
Prof. J. Zalcberg	—	—	—	—		—	—
Dr M. Eutick	—	—	—	885	885	885	885
P.O. Burns	—	—	—	28	28	28	28
Dr. S.S.C. Chang(1)	—	—	—	—	—	—	—
E. Cheng(1)	—	—	—	—	—	—	—

Executives
L. Burns	—	33,000	—	218	33,218	33,218	33,218
A. Gautam	—	—	—	—	—	—	—
G. Orders	—	—	—	—	—	—	—
S. Meibusch	—	—	—	—	—	—	—
J. Garner(2)	—	—	—	—	—	—	—
J. Devlin(3)	—	—	—	—	—	—	—

Total	30,000	533,000	—	43,534	606,534	273,201	273,201

# Includes options received from participation in the Rights Entitlements Offer under the Prospectus dated 9 May 2007.

(1) Resigned 16 January 2007

(2) Appointed 29 January 2007

(3) Appointed 16 May 2007

(e)  Shareholdings of key management personnel

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 06	On exercise of options	Net change+	Balance 30 June 07

Directors
S. Chang	736,424	—	83,876	820,300
T.J. Homburg	25,000	—	2,778	27,778
Prof. J. Zalcberg	15,849	—	923	16,772
Dr M. Eutick	15,000	—	2,693	17,693
P.O. Burns	500	—	56	556
Dr. S.S.C. Chang(1)	—	—	—	—
E. Cheng(1)	—	—	—	—

Executives
L. Burns	3,000	—	1,359	4,359
A. Gautam	—	—	—	—
G. Orders	—	—	—	—
S. Meibusch	—	—	—	—
J. Garner(2)	—	—	—	—
J. Devlin(3)	—	—	—	—

Total	795,773	—	91,685	887,458

+ Includes shares purchased from participation in the Company’s Share Purchase Plan and Rights Entitlement Offer

(1) Resigned 16 January 2007

(2) Appointed 29 January 2007

(3) Appointed 16 May 2007

(f)  Transaction with related parties

Dr. S.S.C. Chang is the Chairman and CEO of Medigen Biotechnology Corporation (MBC). During the reporting period MBC transacted with the Company under the terms of the Alliance Agreement (refer Note 10).

Dr M. Eutick is the Director of Pharmalab Pty Ltd.  During the reporting period Pharmalab transacted with the Company under a normal course of business to provide supplies for manufacturing.  During the year the amount charged to Progen in relation to the above amounted to $80,545.  Of this amount $13,463 is included in trade and other payable as at 30 June 2007, refer note 13.

In accordance with a resolution of the directors of Progen Pharmaceuticals Limited, I state that:

(1)                                  In the opinion of the directors:

(a)          The financial report and the additional disclosures included in the directors’ report designated as audited, of the Company are in accordance with the Corporations Act 2001, including the provision that:

(i) this report provides a true and fair view of the Company’s financial position as at 30 June 2007 and of its performance for the year ended on that date; and

(ii) this report is in compliance with Accounting Standards and Corporations Regulations 2001; and

(b)         There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2)                                  The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the managing director and chief financial officer for the financial year ended 30 June 2007.

On behalf of the board.

S. Chang	T.J. Homburg
Director	Director

Date: 22 August 2007	Date: 22 August 2007

•	I Eagle Street	• Tel 61 7 3011 3333
	Brisbane QLD 4000	Fax 61 7 3011 3100
Australia

PO Box 7878
Waterfront Place
Brisbane QLO 4001

Independent auditor’s report to the members of Progen Pharmaceuticals Limited

We have audited the accompanying financial report of Progen Pharmaceuticals Limited (the company), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 Related Party Disclosures (“remuneration disclosures”), under the heading “Remuneration Report” on pages 8 to 14 of the directors’ report, as permitted by Corporations Regulation 2M.6.04.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors’ report.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124

Related Party Disclosures.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Liability limited by a scheme approved under
Professional Standards Legislation

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the directors’ report. The Auditor’s Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor’s report was signed. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor’s Opinion

In our opinion:

1.             the financial report of Progen Pharmaceuticals Limited is in accordance with:

(a)           the Corporations Act 2001, including:

(i)            giving a true and fair view of the financial position of Progen Pharmaceuticals Limited at 30 June 2007 and of its performance for the year ended on that date; and

(ii)           complying with Australian Accounting Standards (including the Australian Accounting Interpretations); and

b)            other mandatory financial reporting requirements in Australia.

2.             the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

3.             the remuneration disclosures that are contained on pages 8 to 14 of the directors’ report comply with Accounting Standard AASB 124 Related Party Disclosures.

Ernst & Young

Winna Brown

Partner

Brisbane

22 August 2007